UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT PURSUANT TO

SECTION 14F OF THE SECURITIES EXCHANGE ACT OF 1934

AND RULE 14F-1 THEREUNDER

WILLIAMS CONTROLS, INC.

(Exact name of registrant as specified in its corporate charter)

000-18083

(Commission File No.)

Delaware	84-1099587
(State of Incorporation)	(IRS Employer Identification No.)

14100 SW 72nd Avenue

Portland, OR 97224

(Address of principal executive offices)

(503) 684-8600

(Registrant’s telephone number)

With a copy to:

Marcus J. Williams, Esq.

Davis Wright Tremaine LLP

1201 Third Avenue Suite 2200

Seattle, Washington 98101

(206) 622-3150

WILLIAMS CONTROLS, INC.

14100 SW 72nd Avenue

Portland, Oregon 97224

(503) 604-8600

INFORMATION STATEMENT PURSUANT TO

SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 PROMULGATED THEREUNDER

This Information Statement is for the benefit of holders of record of common stock, par value $0.01 per share (collectively, the “Shares”), of Williams Controls, Inc. a Delaware corporation (the “Company”), in connection with the possible election of persons designated by Columbia Acquisition Sub, Inc., a Delaware corporation (“Purchaser”), and wholly owned subsidiary of Curtiss-Wright Controls, Inc., a Delaware corporation (“Parent”), to at least a majority of the seats on the Board of Directors of the Company (the “Company Board”) following the tender offer by Purchaser for all of the issued and outstanding Shares. This designation is to be made pursuant to an Agreement and Plan of Merger, dated as of October 31, 2012, by and among Parent, Purchaser and the Company (as such may be amended from time to time, the “Merger Agreement”). Unless the context indicates otherwise, in this Information Statement, we use the terms “us,” “we” and “our” to refer to the Company.

Pursuant to the Merger Agreement, Purchaser commenced a cash tender offer on November 15, 2012, to purchase all of the issued and outstanding Shares at a purchase price per Share of $15.42, net to the seller in cash without interest thereon and less any required withholding of tax, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 15, 2012 (as amended or supplemented from time to time, the “Offer to Purchase”) and the related Letter of Transmittal (the “Letter of Transmittal”) (the offer reflected by such Offer to Purchase and Letter of Transmittal, together with any amendments or supplements thereto, collectively constitute the “Offer”). Unless extended in accordance with the terms and conditions of the Merger Agreement, the Offer is scheduled to expire at 11:59 p.m., New York Time, on December 13, 2012, at which time if all conditions to the Offer have been satisfied or waived, Purchaser will purchase all Shares validly tendered pursuant to the Offer and not properly withdrawn. Copies of the Offer to Purchase and the accompanying Letter of Transmittal have been mailed with a Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) to the Company’s stockholders and are filed as exhibits to the Schedule 14D-9 filed by the Company with the Securities and Exchange Commission (the “SEC”) on November 15, 2012.

The Merger agreement provides, among other things, that following the consummation of the Offer and subject to the terms and conditions set forth in the Merger Agreement in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), Purchaser shall be merged with and into the Company (the “Merger”) with the Company continuing as the surviving corporation.

This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 thereunder in connection with the appointment of Parent’s and Purchaser’s designees to the Company Board. You are urged to read this Information Statement carefully. You are not, however, required to take any action. The information contained in this Information Statement, including information incorporated herein by reference, concerning Parent’s and Purchaser’s designees has been furnished to the Company by Purchaser, and the Company assumes no responsibility for the accuracy or completeness of such information.

PARENT’S DESIGNEES

Right to Designate Directors

The Merger Agreement provides that subject to compliance with applicable law, promptly after the Shares tendered in the Offer are accepted for payment by the Purchaser (the “Acceptance Time”), and from time to time thereafter, and subject to the terms of the Merger Agreement, the Purchaser will be entitled to designate up to such number of directors, rounded to the nearest whole number, constituting at least a majority of the directors on the Company’s board of directors as will give the Purchaser representation on the Company Board equal to the product of the number of directors on the Company Board (giving effect to any increase in the number of directors pursuant to the terms of the Merger Agreement) and the percentage that the number of Shares beneficially owned by the Parent or its affiliates bears to the total number of Shares then outstanding. The Merger Agreement further provides that the Company shall use reasonable efforts to, upon the Parents request, either increase the size of the Company Board or seek and accept the resignation of such number of directors as is necessary to enable the Parent’s designees to be elected to the Company Board and to cause the Parent’s nominees to be so elected. In accordance with the Merger Agreement, the Company will also cause individuals designated by the Parent to constitute the number of members of each committee of the Company Board, rounded to the next whole number, that represents the same percentage as such individuals represent on the Company Board, other than any committee of the Company Board established to take action under the Merger Agreement, which committee shall be composed of only independent directors (as defined by the listing requirement of the New York Stock Exchange or “NYSE”).

In the event that the Parent’s designees are elected or designated to the Company Board, then, until the effective time of the Merger (the “Effective Time”), the Company will cause the Company Board to have at least two directors who are (i) directors on the date of the Merger Agreement, (ii) independent directors for the purposes of the continued listing requirements of the NYSE and (iii) reasonably satisfactory to the Parent (such directors, the “Independent Directors”). Following the Acceptance Time and prior to the Effective Time, any action adversely affecting the rights of the Company’s stockholders (other than the Parent or the Purchaser), cannot be effected without the affirmative vote of a majority of the Independent Directors. Additionally, following the Acceptance Time and prior to the Effective Time, neither Parent nor the Purchaser shall take any action to remove any Independent Director absent cause.

Information With Respect to the Company Board Potential Designees

Parent has informed the Company that it will choose its designees for the Company Board from the list of persons set forth below. The following paragraphs, prepared from information furnished to the Company by Parent sets forth, with respect to each individual who may be designated by Parent as one of its designees, the name, age of the individual as of the date hereof, present principal occupation and employment history during the past five years. The business address of each such potential designee is c/o Curtiss-Wright Corporation, 10 Waterview Boulevard, Parsippany, New Jersey 07054.

Thomas P. Quinly, age 53, has served as Vice President of the Corporation since November 2010 and President of Curtiss-Wright Controls, Inc. since November 2008; Senior Vice President, Embedded Computing of Curtiss-Wright Controls, Inc. since 2004.

Robert H. Shaw, age 60, has served as Vice President, General Counsel and Assistant Secretary of Curtiss-Wright Controls, Inc. since 2010. He was Associate General Counsel of Curtiss-Wright Corporation from 2002 to 2010. He received his B.A. degree from Duke University and J.D. degree from Wake Forest University.

Allen E. Symonds, age 58, has served as Chief Financial Officer of Curtiss-Wright Controls, Inc. since 1999 and was Controller of Curtiss-Wright Mechanical Systems between 1998 and 1999. Mr. Symonds received his B.S. degree from Bentley College.

John C. Watts, age 43, is currently Vice Present of Business Development of Curtiss-Wright Controls, Inc. He served as Director of Business Development of Curtiss-Wright Controls, Inc. from 2006 to 2012. Mr. Watts graduated with his B.A. degree from Furman University and M.B.A. degree from Duke University.

Parent has informed us that each of the persons listed above who may be chosen has consented to act as a director of the Company, if so designated.

Parent has informed us that, to the best of Parent’s knowledge, none of the persons listed above (i) is currently a director of, or holds any position with, the Company, or (ii) has a familial relationship with any directors or executive officers of the Company. We have been advised that, to the best of Parent’s knowledge, except as disclosed in the Offer to Purchase, none of the persons listed above beneficially owns any equity securities (or rights to acquire such equity securities) of the Company and none has been involved in any transactions with us or any of our directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

Parent has informed us that, except as disclosed in the Offer to Purchase, to the best of Parent’s knowledge, none of the persons listed above has been convicted in a criminal proceeding (excluding traffic violations or misdemeanors) or has been a party to any judicial or administrative proceeding during the past ten years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

It is expected that Parent’s designees may assume office at any time following the purchase by Purchaser of Shares pursuant to the Offer, which purchase cannot be earlier than 11:59 p.m., New York City time, on December 13, 2012, and that, upon assuming office, Parent’s designees will thereafter constitute at least a majority of the Company Board. It is currently anticipated that all of the Company’s current directors will resign from the Company Board at, or prior to, the Effective Time.

INFORMATION CONCERNING OUTSTANDING SECURITIES

As of November 14, 2012 there were 7,502,262 Shares issued and outstanding, including 125,025 restricted Shares, and 596,962 Shares issuable upon the exercise of outstanding options granted pursuant to the Company’s Director Equity Award Plan and Employee Equity Award Plan. Each Share is entitled to one vote and the Shares are the only class of voting securities of the Company outstanding that is entitled to vote at a meeting of stockholders of the Company.

CURRENT COMPOSITION OF BOARD OF DIRECTORS

The Company Board currently consists of six members, each of whom serve a one-year term until the next annual meeting or until their respective successors are duly elected or appointed, and qualified. The following provides certain background information, about each of the current members of the Company Board:

Patrick W. Cavanagh, age 59, joined the Company as the President and Chief Executive Officer on October 1, 2004. He was appointed to the Board of Directors in May 2005. From June 2003 until joining the Company, Mr. Cavanagh was General Manager of Woodward Controls, Inc., a subsidiary of Woodward Governor Company. Woodward Governor is the largest independent manufacturer of engine control systems for industrial engines and turbines. Mr. Cavanagh was responsible for Sales, Engineering and Manufacturing operations in Niles, Illinois and Suzhou, China. From 1992 to 2003, he was a Corporate Vice President of Knowles Electronics and general manager of its automotive components group, a producer of sophisticated engine control systems and sensors for the automotive, heavy truck and industrial markets. Mr. Cavanagh serves on the Board of Directors of the Heavy Duty Manufacturers Association and privately-held Defiance Metal Products. Mr. Cavanagh has a Bachelor of Science in Mechanical Engineering Technology from the Milwaukee School of Engineering.

R. Eugene Goodson, age 77, has been Chairman of the Company Board since July 2002 and is chairman of the Executive Committee. He also was President and Chief Executive Officer of the Company from August 2002 through September 2004. Mr. Goodson has been an Adjunct Professor at the University of Michigan Ross Business School since 1998. He was Chairman of the Board of Directors and Chief Executive Officer of Oshkosh Truck Corporation from 1990 to 1997 and served as a consultant to the company until 1998. Mr. Goodson served as a director of Southwall Technologies until its sale in November 2011 and was CEO and Executive Chairman of Southwall Technologies from 2006 to 2008. Mr. Goodson also serves on the Board of Directors of several private companies. Mr. Goodson has a Bachelor of Arts in Economics and a Bachelor of Science in Mechanical Engineering from Duke University and a Ph.D. in Mechanical Engineering from Purdue University.

H. Samuel Greenawalt, age 84, served as a director and a member of the Audit Committee from March 1994 to July 2002, when he resigned in conjunction with a recapitalization transaction. He was subsequently re-elected as a director at the Company’s annual meeting in 2002. Mr. Greenawalt is a member of both the Audit and the Governance and Nominating Committees. Mr. Greenawalt retired as a Vice-President of LaSalle Bank in 2007. Mr. Greenawalt received a Bachelor of Science degree from the Wharton School of Business at the University of Pennsylvania, and is a graduate of the University of Wisconsin School Of Banking.

Douglas E. Hailey, age 50, has served as a director since March 2001 and is the Chairman of the Audit Committee and a member of the Compensation Committee. Since 1994, Mr. Hailey has been Vice President of the Investment Banking Division of Taglich Brothers, Inc., a New York-based full service brokerage firm that specializes in private equity placements for small public companies. Mr. Hailey received a Bachelor’s Degree in Business Administration from Eastern New Mexico University and an MBA in Finance from the University of Texas. Mr. Hailey serves on the Board of Directors of Orchids Paper Products Company.

Peter E. Salas, age 58, has been a director since September 2004 and is a member of the Executive Committee. He has been President of Dolphin Asset Management Corp. and its related companies since founding them in 1988. Prior to establishing Dolphin, he was with J.P. Morgan Investment Management, Inc. for ten years. He received an A.B. degree in Economics from Harvard in 1978. Mr. Salas serves as Chairman of the Board of Directors of Tengasco, Inc. and served on the Board of Directors of Southwall Technologies Inc. prior to its sale in November, 2011.

Donn J. Viola, age 67, has been a director since December 2002 and is Chairman of the Compensation Committee and a member of the Executive and Governance and Nominating Committees. Mr. Viola served as Chief Operating Officer of Donnelly Company, an automotive parts supplier, from 1996 until his retirement in 2002. From 1990 to 1996, Mr. Viola held positions as Senior Executive Vice President and Chief Operating Officer with Mack Trucks, a heavy truck manufacturer. Mr. Viola has a Bachelor of Science in Mechanical Engineering from Lehigh University.

Each of our directors brings extensive management and leadership experience gained through their service to the Company or other businesses. When considering whether the nominees have the experience, qualifications, attributes and skills, taken as a whole, to enable Company Board to satisfy its oversight responsibilities effectively, the Governance and Nominating Committee and the Company Board focus on the diversity of skills, business and professional experience reflected in the individual director biographies described above. In particular:

•

With regard to Mr. Cavanagh, the Company Board considered his 30 years of relevant industry experience and broad international experience. His experience has enabled the Company to expand from a domestic supplier to the leading global supplier in the markets in which the Company operates serving customers worldwide from the Company’s facilities in the United States, China, India and Europe;

•

With regard to Mr. Goodson, the Company Board considered his strong management and operational background, including as chief executive officer of a major domestic truck manufacturer and other senior management positions with other truck and automotive suppliers. Mr. Goodson is an industry respected consultant on lean manufacturing systems;

•	With regard to Mr. Greenawalt, the Company Board considered his extensive financial and banking background as well as his specific experience with the Company’s products, markets and strategies;

•

With regard to Mr. Hailey, the Company Board considered his broad experience with respect to general management, compensation, finance and accounting issues, including as a director of public and private companies;

•

With regard to Mr. Peter E. Salas, the Company Board considered his valuable experience and insight with respect to the investment and financial community and marketplace. Mr. Salas’ has extensive experience in working with the investment community in his capacity as President of Dolphin Asset Management Corporation, an investment fund which he formed in 1999 after spending 10 years with JP Morgan Investment Managers; and

•

With respect to Mr. Viola, the Company Board considered his extensive industry experience, including as chief operating officer of other automotive parts suppliers and heavy truck manufacturers. Mr. Viola has valuable insight to general operational challenges as well as the complex issues facing manufacturing companies.

CORPORATE GOVERNANCE

Board Committees

The Company Board has appointed an Executive Committee, Audit Committee, Compensation Committee, and a Governance and Nominating Committee. All committees operate under individual charters from the Company Board.

The following table summarizes our current committee membership. Mr. Cavanagh, as a member of management, does not sit on any committees:

Name	Audit	Compensation	Executive	Governance and Nominating
R. Eugene Goodson		X	X(1)
H. Samuel Greenawalt	X			X
Douglas E. Hailey	X(1)			X
Peter E. Salas		X	X	X(1)
Donn J. Viola	X	X(1)	X

(1)	Chairman

Executive Committee. When the Company Board is not in session, the Executive Committee may exercise all the powers and authority of Company Board except as limited by law and the Certificate of Incorporation. The Executive Committee operates under a charter from the Company Board. The Executive Committee met one time during fiscal 2012. The members of the Executive Committee are Messrs. Goodson, Peter E. Salas, and Viola.

Audit Committee. The Audit Committee reviews the scope of the independent annual audit, reviews the Company’s quarterly and other financial reports and is responsible for other matters concerning the relationship between the Company and Moss Adams LLP, its independent registered public accounting firm. The Audit Committee held four meetings during our 2012 fiscal year. The members of the Audit Committee are Messrs. Greenawalt, Hailey and Viola. All Audit Committee members are independent directors under the meaning set forth in NYSE Amex Listed Company Standard 803A. Mr. Hailey meets the definition of an audit committee financial expert as set forth in Item 407(d)(5) of SEC Regulation S-K. A copy of the report of the Audit Committee is contained in this Form 10-K. The Audit Committee operates pursuant to a formal Audit Committee Charter, a copy of which is available on the Company’s Internet web site at the following address: www.wmco.com/governance/audit_committee.pdf.

Compensation Committee. The Compensation Committee primarily reviews compensation to be paid to our executive officers and directors and awards under the Company’s stock option plans and makes recommendations to the Board of Directors. The Compensation Committee held nine meetings during fiscal 2012. The members of the Compensation Committee are Messrs. Goodson, Peter E. Salas, and Viola. The Compensation Committee operates pursuant to a formal Compensation Committee Charter, a copy of which is available on the Company’s Internet web site at the following address: www.wmco.com/governance/compensation_committee.pdf.

Governance and Nominating Committee. The Governance and Nominating Committee (i) identifies individuals qualified to become members of the Company Board and to recommend that the Company Board select the director nominees for the next annual meeting of stockholders, (ii) develops and recommends to the Company Board a set of corporate governance guidelines applicable to the Company and a code of business conduct and ethics, (iii) oversees the evaluation of the Company Board and management, and (iv) ensures that the Company is in compliance with all applicable corporate governance rules. The Governance and Nominating Committee held two meetings during fiscal 2012. The members of the Governance and Nominating Committee are Messrs. Greenawalt, Hailey, and Peter E. Salas, all of whom are independent directors under the definition set forth in NYSE Amex Listed Company Standard 805. The Governance and Nominating Committee operates pursuant to a formal Governance and Nominating Committee Charter, a copy of which is available on the Company’s Internet web site at the following address: www.wmco.com/governance/governance_committee.pdf.

Board Leadership Structure

The Company Board does not have a policy on whether the same person should serve as both the Chief Executive Officer and Chairman of the Company Board or, if the roles are separate, whether the Chairman should be selected from the non-employee directors or should be an employee. The Company Board believes that it should have the flexibility to periodically determine the leadership structure that it believes is best for the Company. The Company Board believes that its current leadership structure, with Mr. Cavanagh serving as Chief Executive Officer and Mr. Goodson serving as Chairman of the Company Board, is a sound corporate governance practice, and that the Company would not realize any efficiencies by combining the roles.

Role of the Board in Risk Oversight

The Company Board is responsible for the oversight of risk, while management is responsible for the day-to-day management of risk. The Company Board, directly and through its committees, carries out is oversight role by regularly reviewing and discussing with management the risks inherent in the operation of our business and applicable risk mitigation efforts. Management meets regularly to discuss our business strategies, challenges, risks and opportunities and reviews those items with the board of directors at regularly scheduled meetings.

Management does not believe that the Company’s compensation policies and practices encourage excessive and unnecessary risk-taking. The design of the Company’s compensation policies and practices encourages employees to remain focused on both short- and long-term financial and operational and strategic goals. For example, performance-based year-end bonuses measure performance on an annual basis but are based on a wide variety of factors and are subject to the Committee’s judgment and discretion.

Meeting Attendance

The Company Board met four times in person and four times via telephone during fiscal 2012.Each director attended more than 75% of the meetings of the Company Board and of each committee on which he served and which met during fiscal 2012. Directors are invited, but are not required to attend the company’s annual meeting of stockholders. All directors attended the annual meeting of stockholders held during fiscal 2012.

Director Independence

Upon consideration of the criteria and requirements regarding director independence set forth in the NYSE Amex Listed Company standards, the Company Board has determined that a majority of the members of the current Company Board are “independent directors” as such term is defined in the NYSE Amex Listed Company standards. Specifically, the Company Board has determined that Messrs. Goodson, Greenawalt, Hailey, Viola, and Salas are independent under NYSE Amex Listed Company standards. The Company’s independent directors met in no less than four separate executive sessions during fiscal 2012.

Code Of Ethics

The Company has adopted a Code of Ethics that is applicable to the Company’s Chief Executive Officer, Chief Financial Officer and all other persons performing similar functions, as well as to all directors, officers, and employees of the Company. The Company’s Code of Ethics is available free of charge on the Company’s Internet web site at the following address: www.wmco.com/ethics. It is also available by writing to Williams Controls, Inc., Investor Relations, 14100 SW 72nd Avenue, Portland, Oregon 97224.

Director Nomination Procedures

It is the role of the Company’s Governance and Nominating Committee to seek qualified candidates to serve on the Company Board and recommend them for the Company Board’s consideration. In recommending candidates for election to the Company Board, the Governance and Nominating Committee considers nominees recommended by directors, officers, employees, stockholders, and others, using the same criteria to evaluate all candidates. The Governance and Nominating Committee may also engage a third-party search firm to assist in identifying and evaluating potential nominees. These criteria specifically include whether the candidate assists in achieving a diversity of professional experience and backgrounds, including with respect to ethnicity, age, and gender on the Company Board. Other criteria include the candidate’s demonstrated character and integrity, business acumen, expertise and experience, commitment, independence, diligence, conflicts of interest, and ability to act in the interest of all stockholders, as well as the current composition and mix of Company Board members and whether the candidate would be considered “independent” under applicable SEC rules and the rules of The NYSE Amex Stock Market. The Governance and Nominating Committee does not assign specific weights to particular criteria and no particular criterion is necessarily applicable to all prospective nominees. The Company believes that the backgrounds and qualifications of the directors, considered as a group, should provide a significant composite mix of experience, knowledge and abilities that will allow the Company Board to fulfill its responsibilities. The Company has not paid, to date, any third party a fee to assist in evaluating and identifying nominees. Evaluations of candidates generally involve a review of background materials and internal discussions, as well as interviews with selected candidates as appropriate. Upon selection of a qualified candidate, the Governance and Nominating Committee recommends the candidate for consideration by the full Company Board.

Communication with Directors

Any stockholder who wishes to communicate with members of the Company Board, individually or as a group, may do so by writing to the intended member or members of the Company Board, c/o Secretary, Williams Controls, Inc., 14100 S.W. 72nd Ave., Portland, Oregon 97224. Communications should be sent by overnight or certified mail, return receipt requested. All communications will be submitted to the Company Board in a timely manner.

Stockholders wishing to propose director candidates for consideration by the Governance Nominating Committee may do so by writing to the Secretary of the Company and providing information specified in the Company’s Bylaws, including the candidate’s name, biographical data, and qualifications. To be timely, notice must be delivered to, or mailed to and received at, the principal executive offices of the Company not less than ten (10) days nor more than sixty (60) days prior to the date of the meeting, provided that at least two (2) days’ notice or prior public disclosure of the date of the meeting is given or made to stockholders. If less than ten (10) days’ notice or prior public disclosure of the date of the meeting is given or made to stockholders, notice by the stockholder to be timely must be received by the Company not later than the close of business on the second day following the date on which such notice of the date of the meeting was mailed or such public disclosure was made. Stockholders also may be subject to other conditions and limitations regarding the nomination of directors

Required Vote

The Company’s bylaws provide that if a quorum of stockholders is present at an annual meeting, the six director nominees receiving the most votes at such meeting, will be elected directors of the Company.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding beneficial ownership of the Shares as of December 11, 2012, by (i) each director, (ii) our Chief Executive Officer and our Chief Financial Officer, (iii) two other of our most highly compensated executive officers, and (iv) all directors and executive officers as a group. Except as indicated in the footnotes to this table, each person has sole voting and investment power with respect to the Shares attributed to such person.

Ownership of Common Stock
Non-Employee Directors	Common Stock Beneficially Owned (1)		Percentage Owned*
R. Eugene Goodson	166,743		2.22
H. Samuel Greenawalt	45,677		**
Douglas E. Hailey	110,303		1.47
Peter E. Salas	1,829,159	(2)	24.34
Donn J. Viola	27,123		**

Named executive officers
Patrick W. Cavanagh (4)	211,903	(3)	2.79
Dennis E. Bunday	87,946	(3)	1.17
Mark S. Koenen	64,447		**
Kenneth D. Hendrickson	12,579		**
All directors and executive officers as a group (9 persons)	2,445,577		31.61

*	The percentages of beneficial ownership of the Shares is based upon 7,502,262 Shares issued and outstanding as of November 14, 2012 (the day before the commencement of the Offer), and assumes the exercise of all options exercisable for Shares beneficially owned by such person or entity currently exercisable on or before November 14, 2012. One or more such persons may be deemed the beneficial owner of the Shares in which they have no pecuniary interest. Each such person disclaims beneficial ownership of the Shares other than to the extent of such person’s pecuniary interest therein.
**	Less than one percent.
(1)	Includes Shares issuable upon exercise of stock options exercisable on or before November 14, 2012 as follows: Mr. Goodson 10,337; Mr. Greenawalt 15,677; Mr. Hailey 15,677; Mr. Salas 11,639; Mr. Viola 15,540; Mr. Cavanagh 95,171; Mr. Bunday 34,515; Mr. Koenen 30,975; and Mr. Hendrickson 4,138.
Also includes unvested restricted stock as of November 14, 2012 as follows: Mr. Cavanagh 39,750; Mr. Bunday 20,000; Mr. Koenen 10,000; and Mr. Hendrickson 7,950.

(2)	Includes 1,817,520 Shares held by Dolphin Direct Equity Partners, LP and Dolphin Offshore Partners, L.P., affiliate companies of Dolphin Asset Management Corp. Mr. Peter E. Salas disclaims beneficial ownership of shares held by Dolphin Direct Equity Partners, LP and Dolphin Offshore Partners, L.P., except to the extent of his individual pecuniary interest therein. Mr. Salas does not presently have authority to vote 487,465 Shares held by Dolphin Offshore Partners, L.P., as a result of bankruptcy proceedings pending against the brokerage firm in which such Shares are held.
(3)	Includes 92,634 shares owned by the Company’s employee benefit plans of which Mr. Cavanagh and Mr. Bunday are trustees and over which Mr. Cavanagh and Mr. Bunday have shared voting and dispositive power. Mr. Cavanagh and Mr. Bunday disclaim beneficial ownership of shares held in the Company’s employee benefit plans, except to the extent of their individual pecuniary interest therein.
(4)	Mr. Cavanagh is also a director of the Company.

The table below sets forth certain information regarding the beneficial ownership of the Shares as of December 11, 2012 by each person known to the Company to beneficially own more than five percent of the total Shares outstanding. Such information is based solely upon statements made in filings with the SEC or other information the Company believes to be reliable. Except as expressly noted, each person listed has sole voting power and investment authority with respect to the Shares attributed to such person.

Ownership of Common Stock
Principal Holders	Number of Shares		Percentage Owned(1)
Curtiss-Wright Corporation (2) 10 Waterview Boulevard Parsippany, NJ 07054	2,068,415	(3)	26.05	(4)
Dolphin Offshore Partners, L.P. c/o Dolphin Management Inc. PO Box 16867 Fernandina, FL 32035	1,106,274		14.74
Dolphin Direct Equity Partners LP c/o Dolphin Management Inc. PO Box 16867 Fernandina, FL 32035	707,211		9.43
Lane Five Partners LP (5) 1122 Kenilworth Drive, Suite 313 Towson, MD 21204	425,794		5.68
Lane Five Capital Management LP (5) 1122 Kenilworth Drive, Suite 313 Towson, MD 21204	667,325		8.89
Lane Five Capital Management, LLC (5) 1122 Kenilworth Drive, Suite 313 Towson, MD 21204	667,325		8.89
Lane Five Partners GP LLC (5) 1122 Kenilworth Drive, Suite 313 Towson, MD 21204	425,794		5.67
Lisa O’Dell Rapuano (5) 1122 Kenilworth Drive, Suite 313 Towson, MD 21204	667,325		8.89
Nicusa Capital Partners L.P. 17 State Street, Suite 1650 New York, NY 10004	414,994		5.53
Gabelli Funds, LLC (6)(7) c/o GAMCO Investors Inc. One Corporate Center Rye, NY 10580-1435	413,300		5.51
Gabelli Securities, Inc. (6) c/o GAMCO Investors Inc. One Corporate Center Rye, NY 10580-1435	253,046		3.37
GAMCO Asset Management, Inc.(6) c/o GAMCO Investors Inc. One Corporate Center Rye, NY 10580-1435	209,500		2.79

(1)	Unless otherwise indicated, the percentages of beneficial ownership of the Shares is based upon 7,502,262 Shares issued and outstanding as of November 14, 2012.
(2)	In connection with the entering of the Merger Agreement, certain directors and officers of the Company entered into tender and support agreements with the Parent (the “Support Agreements”). As a result of entering the Support Agreements, Curtis-Wright Corporation, the parent company of the Parent acquired beneficially ownership of the Shares listed above.
(3)	Excludes 487,465 Shares for which Peter Salas does not have the ability to vote or tender as a result of bankruptcy proceedings pending against the brokerage firm in which such Shares are held.
(4)	The number of Shares outstanding includes Shares issuable upon the exercise of options held by the directors and officers who entered the Support Agreements.
(5)	Lane Five Partners GP LLC (the “General Partner”) serves as the general partner of Lane Five Partners LP (the “Fund”), and Lane Five Capital Management LP (the “Investment Manager”) serves as the investment manager of the Fund. Lane Five Capital Management, LLC (the “Investment Manager GP”) serves as the general partner of the Investment Manager. Lisa O’Dell Rapuano is the controlling member of the General Partner and the Investment Manager GP. The Fund directly owns the shares reported in this section. The General Partner, Investment Manager, Investment Manager GP, and Ms. Rapuano each disclaim beneficial ownership with respect to any shares other than the shares owned directly by such stockholder.
(6)	Mario Gabelli is deemed to have beneficial ownership of the Shares owned beneficially by Gabelli Funds, LLC, Gabelli Securities, Inc. and GAMCO Asset Management, Inc. In total, Mr. Gabelli has beneficial ownership over 875,846 Shares, or 11.67% of the total outstanding Shares as of November 14, 2012.
(7)	Gabelli Funds, LLC has sole dispositive and voting power with respect to the Shares held by it so long as the aggregate voting interest of Mr. Gabelli does not exceed 25% of the total voting interest in the Company or under certain special circumstances such as regulatory considerations. In such event, the proxy voting committee of each fund shall respectively vote that particular fund’s Shares.

Changes in Control

The Company entered into the Merger Agreement with the Parent and the Purchaser, pursuant to which the Company would merge with the Purchaser following the Offer and Merger. The Merger Agreement is described in our Current Report on Form 8-K filed with the SEC on November 2, 2012, and the Offer is described in both the Schedule TO filed by Curtiss-Wright Corporation with the SEC on November 15, 2012, as subsequently amended (including the exhibits incorporated therein), and in the Company’s Schedule 14D-9 filed with the SEC on November 15, 2012, as subsequently amended (including the exhibits incorporated therein). The Schedule 14D-9 and the Schedule TO have been made available to the Company’s shareholders by mail and are otherwise available on request.

If the Offer is consummated as described in the Merger Agreement and the related filings made with the SEC, a change in control of the Company will occur as described therein. The persons acquiring control, the amount of consideration used by those persons, the basis of control, and the percentage of voting securities of the registrant to be acquired by the persons acquiring control, are described in the Schedule TO and Schedule 14D-9 referred to above. According to the Parent, cash on hand and/or existing committed credit facilities will be used to acquire control of the Company.

TRANSACTIONS WITH RELATED PERSONS, PROMOTERS

AND CERTAIN CONTROL PERSONS

On October 30, 2012, in connection with the Merger Agreement, the Company entered into letter agreements (“the “Letter Agreements”) with Mr. Cavanagh and Mr. Bunday, whereby Mr. Cavanagh and Mr. Bunday would receive one-time cash bonuses of $516,000 and $293,604 upon the commencement of the Offer. The Company Board based these one-time cash bonuses on the prior personal contributions to the Company from both recipients, as well as their continued assistance in bringing about the Offer.

With the exception of the Letter Agreements described above, the Company is not aware of any related party transactions that would require disclosure. The Company’s Code of Ethics identifies potential sources of conflicting interest transactions, including arrangements that involve employees and directors individually or by virtue of a family relationship or ownership or participation in an entity. The Company’s conflicts-of-interest policy requires that any conflicts of interest be disclosed to and approved by the Company’s Chief Financial Officer, and for conflicting interest transactions involving executive officers and directors, any such arrangements must be approved by the Audit Committee of the Company Board.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the Company’s officers and directors, and persons who own more than ten percent of a registered class of the Company’s equity securities, to file reports of ownership and changes in ownership with the SEC. Officers, directors, and greater than ten-percent stockholders are required by the SEC regulation to furnish the Company with copies of Section 16(a) forms they file.

Based solely on review of the copies of such forms furnished to the Company, or written representations of the reporting persons, the Company believes that with the exception of Messrs. Koenen and Hendrickson, who each failed to file three Form 4’s in a timely manner, and Messrs. Cavanagh and Bunday who each failed to file two Form 4’s in a timely manner (each of which related to a single transaction) all required reports were timely filed during fiscal 2012.

REPORT OF THE AUDIT COMMITTEE

Audit Committee Report

The Audit Committee oversees the Company’s financial reporting process and compliance with the Sarbanes-Oxley Act of 2002 on behalf of the Board of Directors. Management has the primary responsibility for the financial statements and the reporting process, including the system of internal controls. The Audit Committee held four meetings during our 2012 fiscal year.

With respect to the Company’s audited financial statements for the Company’s fiscal year ended September 30, 2012, management of the Company represented to the Audit Committee that the financial statements were prepared in accordance with accounting principles generally accepted in the United States of America and the Audit Committee reviewed and discussed those financial statements with management. The Audit Committee also discussed with the Company’s independent registered public accounting firm the matters required to be discussed by Statement on Auditing Standards No. 61 (Communication with Audit Committees), as modified or supplemented.

The Audit Committee received the written disclosures from the Company’s independent registered public accounting firm required by Independence Standards Board Standard No. 1 (Independence Standards Board Standard No. 1, Independence Discussions With Audit Committees), as modified or supplemented, and discussed with the Company’s independent registered public accounting firm their independence.

Submitted by Members of the Audit Committee:

Douglas E. Hailey, Chairman;

H. Samuel Greenawalt; and

Donn J. Viola

EXECUTIVE COMPENSATION

The Compensation Committee

The Compensation Committee of the Company Board (the “Committee”) is comprised of Messrs. Viola (Chairman), Goodson and Peter E. Salas, each of whom is an independent director under applicable NYSE Amex rules and listing standards. The Committee operates pursuant to a written charter that is available on our website at www.wmco.com/governance/compensation_committee.pdf. The Committee reviews and makes recommendations to the Company Board regarding all forms of salary, bonus, and equity-based compensation provided to the Chief Executive Officer and other executive officers of the Company. It also oversees the overall administration of the Company’s stock option plans and addresses such other compensation matters as may from time to time be directed by the Board of Directors. For the remainder of the Compensation Discussion and Analysis, the individuals included in the “Summary Compensation Table” below are referred to as the “named executive officers.”

The Committee meets annually at the end of each fiscal year and at least once at the beginning of each fiscal year regarding compensation decisions. These meetings are typically scheduled months in advance. Prior to each of its meetings, the Committee determines the information it wishes to receive to enable it to make compensation decisions regarding the budget for annual salary increases for the subsequent year, awarding of bonuses for the year about to be completed, and annual grants of stock options to employees, including executive officers. Management assembles and distributes to the Committee in advance of the meetings the Company and executive-specific information that the Committee requests, which typically includes a memorandum prepared by our Chief Executive Officer and Chief Financial Officer outlining their collective recommendations regarding base compensation and annual bonuses for the other named executive officers, and regarding quantitative and qualitative performance targets for all named executive officers for the fiscal year. The Committee also collects information regarding each named executive officer’s individual performance and about the Company’s performance as a whole during the prior fiscal year, as well as the current level of vested and unvested equity incentives outstanding for each named executive officer. In making its decisions on executive compensation, the Committee generally does not retain outside compensation or human resources consultants, although it periodically does obtain comparative salary information by industry, company size and geography to assist in evaluation of compensation levels. Based on this information, the Committee makes compensation decisions at its meeting or meetings, and makes recommendations on compensation to the full Company Board.

Compensation Philosophy and Overview

We believe that a compensation strategy that supports the Company’s business strategy is critical to the Company’s success. Therefore, the Company has designed an executive compensation program that emphasizes performance-based incentives to reward executives for the achievement of specific annual and long-term business goals, while retaining elements we believe essential for retention. Over the past few years, we have seen significantly increased demand for executives with industry-specific skills and experience in our industry, and we believe we operate in a highly competitive market for executives. Additionally, given the Company’s small size in comparison to certain other members of our industry group, we believe we are at greater risk of potential operational disruptions and heightened hiring expenses if any of our key executives depart unexpectedly. We also seek to motivate our employees through the grant of equity incentives and performance-based bonuses to encourage their continuing contribution to the Company’s success.

Components of compensation for our named executive officers include incentives and benefits that the Committee believes are competitive within the truck and automotive industry in general, and in similarly sized and situated industrial companies. The fundamental policy of our compensation program is to offer the Company’s executive officers competitive compensation opportunities based upon their contributions to achievement of strategic goals, the Company’s financial success and their own individual performance. The Committee emphasizes performance-based components, such as stock options and bonuses, the value of which could increase or decrease to reflect changes in corporate and individual performance. This policy generally aligns each executive officer’s total annual compensation opportunity with the achievement of earnings targets and performance goals. These short-term and long-term incentive compensation policies are intended to reinforce management’s objectives to enhance profitability and stockholder value. Given the Company’s emphasis on performance-based compensation, it is critical that the Company’s incentive programs reward executives for performance-based measures that our executives are able to influence. The following executive compensation principles guide the Committee in fulfilling its roles and responsibilities:

•	Compensation levels and opportunities should be sufficiently competitive to facilitate recruitment and retention of experienced executives in the Company’s highly competitive talent market;

•

Compensation should reinforce the Company’s business strategy by integrating and communicating key metrics and operational performance objectives and by emphasizing incentives in the total compensation mix;

•	Compensation programs should align executives’ long-term financial interests with those of the stockholders by providing equity-based incentives;

•	Compensation programs should be flexible, giving the Company Board discretion to make adjustments on an as-needed basis; and

•	Compensation should be transparent and easily understandable to both our executives and our stockholders.

Rather than annual reliance on human resource consultants or formal reports, the Company typically relies on the following items in determining appropriate levels of compensation: (a) comparable publicly available compensation information for similarly situated executive officers in public and private companies of a comparable size, market and industry; (b) the Committee members and all members of the Company Board of Director’s subjective assessments of the Portland, Oregon market for executives; and (c) salaries reported in the Portland Business Journal’s annual report of Oregon executive salaries for companies of a similar size. Additionally, the Committee will occasionally engage a human resource consulting firm or other compensation advisor to provide comparative salary information by industry, company size and geography to assist in evaluation of compensation levels. Several members of the Company Board also serve on the board of directors of other comparably-sized companies, and the members of the Committee and Board of Directors draw on the compensation information gathered in those roles to aid in determining appropriate compensation levels for our executives.

In February 2012, the Company’s stockholders voted on an advisory resolution regarding the compensation of our named executive officers, which was approved by more than 91% of the votes cast on the proposal (the “say on pay proposal”). These results demonstrated strong stockholder support for the Company’s overall executive compensation approach. The Committee considered and will continue to consider the outcome of this advisory vote when considering future executive compensation arrangements. In evaluating the Company’s compensation policies during fiscal 2012, the Committee reviewed the vote of the stockholders at the last annual meeting and considered this a strong approval of the Company’s current program. In the future, to the extent there is any significant negative say-on-pay vote, we would consult directly with shareholders to better understand the concerns that influenced the vote. The Company Board and the Compensation Committee would consider constructive feedback obtained through this process in making future decisions about executive compensation programs.

Elements of our Compensation Program

Guided by its executive compensation principles and policies, the Committee uses several components in its executive compensation program. The elements of our compensation program for our named executive officers consist of:

•	Base Salary

•	Annual performance based bonuses payable in both cash and equity incentive awards;

•	Medical and other benefits generally offered to all other salaried employees; and

•	Severance and change of control benefits.

The Committee does not have a pre-established policy for allocating total compensation between cash and non-cash compensation, between long-term and current compensation, or between fixed and variable compensation. Rather, based on the competitive market assessments and the Committee’s review of existing outstanding equity incentives on an individual named executive officer basis, the Committee determines the appropriate level and mix of total compensation. The total amount and mix of compensation payable to our named executive officers is based upon, among other items, the degree to which the executive has a role in determining the Company’s strategic direction, the mix of compensation payable to executives in similar roles by companies of a similar size, geographic location, and industry, and the quantity and value of unvested equity awards held by each named executive officer and the vesting date of such awards. In line with the Committee’s perception of the general market view, the Committee has determined that executives who have a greater role in determining our strategic direction, such as our Chief Executive Officer and Chief Financial Officer, should receive higher compensation than named executive officers with more operations-focused roles. As one of our primary focuses is retention, the Committee seeks to ensure that our named executive officers receive a base salary reflective of the Company’s size. As the Company believes that many of its named executive officers could command higher salaries in similar roles with larger companies, including with the Company’s competitors, the Company’s cash-based and equity-based bonuses are intended to be large relative to base salaries, with the goal of ensuring compensation serves the dual purpose of retention and awarding exceptional performance. Finally, the Committee seeks to ensure that our named executive officers have sufficient unvested equity awards to encourage their retention. Thus, during periods in which a named executive officer has a number of unvested stock options that the Committee believes sufficient to promote retention, the named executive may receive no, or relatively few, stock options or other equity-based incentive awards.

The specific rationale, design, reward process and related information regarding each of the components of the Company’s executive compensation structure are outlined below.

Base Salary. Base salaries are established based on the scope of our executives’ responsibilities, taking into account competitive market compensation paid by other companies for similar positions. The Committee normally reviews salaries for the executive officers at the beginning of each fiscal year, in some cases based on formal compensation surveys or in consultation with compensation advisors, and at other times based on information available to the Committee based on publicly filed reports or informally. We look at 50th percentile statistics when analyzing external market data as we believe that typically represents industry practice, however as a matter of strategy we do not specifically target the 50th percentile as a specific objective. For example, based on a competitive salary review conducted by Mercer during 2008, our executives’ base salaries were in the 25th to 50th percentile of companies included in the Mercer survey. The Committee did not conduct such a review in fiscals years subsequent to 2008, but rather concluded informally, based on their collective experience, that a formal surveys would have yielded results substantially similar to 2008.

At its meeting in September 2010, the Committee reviewed the executive officers’ salaries and agreed that if appropriate, based on a review of each executive’s individual performance, to consider 2011 merit increases. The Committee recommended, and the Company Board approved, an increase in base pay for fiscal 2011 of 7.1% from $280,000 to $300,000 for Mr. Cavanagh and 7.9% from $190,000 to $205,000 for Mr. Bunday. At the same time, the Committee and the Company Board reaffirmed its intention to pay 7% of Mr. Cavanagh’s base salary and $5,000 of Mr. Bunday’s base salary in shares of our common stock. These awards are based on the value of the average trading price of our common stock during the 30 days preceding payment, which normally occurs on or about April 1 of each year, as is provided for in each of their respective employment agreements. The Committee also reviewed the performance of each of the other named executive officers and recommended, and the Company Board approved, 6% increases in the base salaries of Mark Koenen, Scott Thiel from $155,000 to $164,300 and $135,000 to $143,100, respectively. The Committee did not recommend an increase for Mr. Hafner, whose base salary remained at $136,000

At its meeting in September, 2011, the Committee reviewed the executive officers’ salaries and, based on a review of each executive’s individual performance, recommended, and the Company Board approved, an increase in base pay for fiscal 2012 of 4.0% from $300,000 to $312,000 for Mr. Cavanagh and 3.0% from $205,000 to $211,150 for Mr. Bunday. At the same time, the Committee and the Board of Directors reaffirmed its intention to pay 7% of Mr. Cavanagh’s base salary and $5,000 of Mr. Bunday’s base salary in shares of our common stock. These awards are based on the value of the average trading price of our common stock during the 30 days preceding payment, which normally occurs on or about April 1 of each year, as is provided for in each of their respective employment agreements. The Committee also reviewed the performance of each of the other named executive officers and recommended, and the Company Board approved, 3% increases in the base salaries of Mr. Koenen and Mr. Hendrickson from $161,300 to $166,139 and $130,000 to $133,900, respectively. The Committee also reviewed the performance of Mr. Thiel and recommended, and the Company Board approved, a 2% increase in his base salary from $143,100 to $145,962.

Discretionary Annual Bonus. At the beginning of each fiscal year, the Committee meets with the Chief Executive Officer to review the Company’s objectives for such year and to establish parameters for performance-based year-end bonuses. The Committee recommends to the Company Board awards of discretionary annual bonuses for our named executive officers and other employees under the discretionary bonus program. Under our discretionary bonus program, each employee who participates in the program is eligible to receive a target annual bonus expressed as a percentage of his or her base salary for the year. Target bonus percentages are between 30% and 40% of base salary for vice presidents, 50% of base salary for Mr. Bunday, and 93% of base salary for Mr. Cavanagh. For Mr. Bunday and Mr. Cavanagh the target bonuses were negotiated as part of their employment agreements, and in the case of vice presidents are based on recommendations from our Chief Executive Officer. The bonus potential for each named executive officer is based in part on achieving operating income goals and individual objectives established by the Company Board, with a portion determined according to the Company Board’s discretion. Once a target bonus is established, the Company’s current policy provides that employees and vice presidents can earn between 0% and 150% of their target bonus, and Mr. Bunday and Mr. Cavanagh can earn up to 150% of their non-operating income target bonus and up to 167% of their operating income target bonus.

At the start of each year, the Company’s quantitative and qualitative performance objectives are established by the Chief Executive Officer, the Committee and the Company Board, and by our Chief Executive Officer for each individual executive officer as a way to communicate our expectations and to maintain and unify our executives’ focus on key strategic objectives, as well as to measure performance.

For fiscal 2012 these goals were:

Performance Measurement	CEO	CFO	VP Sales	VP Engineering	VP Manufacturing
EBITDA	60%	75%	40%	40%	40%
Sales Growth	20%		20%	30%	20%
Gainsharing				10%	20%
Board Discretion	20%	25%	20%	20%	20%

During 2012, a portion of the performance goals for our Chief Executive Officer, Chief Financial Officer and other vice presidents included reaching certain specified and predetermined EBITDA levels. The Committee bases annual incentive targets on our company-wide EBITDA objectives. EBITDA is a non-GAAP financial measure calculated by adding interest, taxes, depreciation and amortization to net income. The Committee believes EBITDA is the appropriate financial measure because it is regarded in the financial community as an important indicator of the overall operating health of an organization and is believed by the Committee to be a key factor in the creation of stockholder value.

The Committee reserves the right to review, modify and approve the final EBITDA calculation for the sole purpose of ensuring that the incentive payments are calculated with the same intentions in which the targets have been set for the current year, including making adjustments in the calculation of EBITDA to eliminate the effects of extraordinary events not foreseen at the time the targets were established. The EBITDA targets will vary based on the actual sales for the year compared to the targeted sales, however at targeted sales, the EBITDA target was $12,225,000 with a threshold of $9,780,000 and a maximum of $14,670,000. The Committee also evaluated the individual performance goals of each of the named executive officers, which, for various managers, include achievement of sales growth objectives, and success of the gainsharing program. The gainsharing program motivates and rewards all salaried and hourly employees to attain specified, predetermined and measurable operational improvement targets and/or key performance indicators. These are intended to make the Company more competitive in the market place. Under the gainsharing program, these goals are established once each year. For 2012, the key performance indicators were production costs, employee productivity, quality, on time delivery, and engineering projects completed, including new products, and safety. The payout for individual performance goals was 60% of target for Mr. Cavanagh, 74% for Mr. Koenen and 75% for Mr. Hendrickson. Mr. Bunday did not have specific individual performance goals as a component of his discretionary annual bonus targets.

The discretionary component is primarily designed to reward employees for their contribution to the achievement of company goals. The Committee and the full Company Board consider, based on their experience and judgment, to what extent those goals were achieved. The achievement, or failure to achieve, the corporate and individual performance objectives are a significant factor the Committee considers in determining the payment of annual bonuses, but is not entirely definitive. In determining the annual bonus payable to each named executive officer, the Company Board has discretion to, and does, evaluate criteria outside of the performance objectives established for each fiscal year. Similarly, as conditions change throughout each fiscal year, the Company Board may re-evaluate and modify performance targets. The Company Board evaluates annually the performance goals for each named executive officer and makes modifications as it deems appropriate. Just as it seeks input from our Chief Executive Officer when adjusting base salaries, the Committee seeks input of our Chief Executive Officer in evaluating individual executive’s performance (other than the performance of the Chief Executive Officer himself) for purposes of awarding annual bonuses. During fiscal 2012, the Committee and the full Board of Directors considered for each of the named executives their effectiveness in managing the continuation of the Company’s new product development efforts, including joysticks expansion of products in existing markets, quality and manufacturing initiatives, management of working capital and evaluation of strategic alternatives and concluded to award 110% of target for Mr. Cavanagh, 115% for Mr. Bunday, 112% for Mr. Koenen and 120% for Mr. Hendrickson.

Equity Grants. Stock options and restricted stock are granted pursuant to the Company’s Restated 2010 Stock Option Plan (the “Employee Plan”) as the primary method of equity awards . The Employee Plan is administered by the Committee. The Company has historically granted stock options but also has the flexibility to grant restricted stock. The Committee changed to using restricted stock as opposed to stock options as the primary form of equity incentives starting in fiscal 2011. The Committee believes that either stock options or restricted stock provide an incentive for the named executive officers to enhance long-term share price appreciation through the development and execution of effective long-term business strategies, however restricted stock more closely aligns the named executive officers with stockholders due to the certainty of stock ownership with restricted stock. Equity grants are made to executives and select employees based on evaluations by the Chief Executive Officer and the Committee and approved by the Board of Directors. Equity grants are normally made at the commencement of employment and to meet other special retention or performance objectives.

The Committee reviews and approves equity awards to executive officers based upon its assessment of individual performance, a review of each executive’s existing long-term incentives, and retention considerations. Recognizing that the Company’s stock is thinly traded and could close at an unusually low price on any one particular trading day, the Committee established a policy that stock options would have an exercise price of the higher of the average of the closing trading price of the Company’s stock for the thirty days preceding the particular grant or the closing price on the date of grant. Typically, restricted stock grants vest at the rate of 25% per year and stock options vest 20% per annum based upon continued employment over a five-year period, and generally expire ten years after the date of grant. Restricted stock awards and incentive stock options also include certain other terms necessary to assure compliance with the Internal Revenue Code of 1986, as amended (the “Code”).

Medical and Other Benefits. Our executive officers are eligible for medical and other benefits, including participation in the Company’s Tax Deferred Savings Plan (the “401(k) Plan”), that are generally available to all of our salaried employees. Our 401(k) Plan is a tax qualified retirement savings plan under which all U.S. based employees, including the named executive officers, are able to make pre-tax contributions from their cash compensation, subject to IRC limitations. We make matching contributions for all participants each year equal to 100% of the first 3% of pay each individual contributes to the 401(k) Plan through salary deferral plus 50% of the next 2% of employee deferrals. Matching contributions in 2012 for the named executive officers are included under the heading “All Other Compensation” in the Summary Compensation Table below.

Severance Benefits. Each of our named executive officers has entered into an employment agreement providing for the payment of, in the case of our Chief Executive Officer and Chief Financial officer, up to 18 months of base salary, and for our other named executive officers, up to 12 months of their respective base salaries, in the event of termination of employment due to death, good cause resignation, or termination by the Company without cause. Additionally, the Letter Agreements provide that upon commencement of the Offer, the Company is required to pay a one-time cash bonus of $293,604 to Mr. Bunday and a one-time cash bonus of $516,000 to Mr. Cavanagh.

Role of named executive officers in the Compensation Process

The Committee recommends compensation levels and programs for the Chief Executive Officer to the members of the Company Board (excluding the Chief Executive Officer), and recommends compensation levels and programs for all other executive officers to the full Board of Directors. In addition, the Committee administers the Company’s equity-based compensation plans. However, the Company’s Chief Executive Officer and management also have a role in compensation decisions. For example, with respect to pay levels, management makes recommendations to the Committee regarding executive officer base salary adjustments and equity-based grants. The Committee reviews these recommendations and where appropriate, modifies the awards, grants or payouts prior to making its recommendations to the Company Board. With respect to incentive plan performance targets, the Company’s management, including its Chief Executive Officer, make recommendations to the Committee regarding the annual quantitative and qualitative goals for the named executive officers. The Committee reviews the basis for these recommendations and can exercise its discretion in modifying any of the goals prior to making its recommendations to the Board of Directors. Similarly, with respect to the Committee’s administration of the Company’s stock-based compensation plans, the Company’s management makes recommendations to the Committee with respect to plan participation and plan amendments, as necessary, and the Committee can exercise its discretion in modifying any of the recommendations prior to issuing its approval.

Impact of Accounting and Tax Issues on Executive Compensation

In setting individual executive’s compensation levels, we do not explicitly consider accounting and tax issues. We do, however, analyze the overall expense arising from aggregate executive compensation levels and awards and the components of our pay programs.

As one of the factors that affects the total amounts and mix of compensation, the Committee also considers the anticipated tax treatment to the Company and to the executive officers of various payments and benefits. Section 162(m) of the IRC places a limit of $1,000,000 on the amount of compensation that we may deduct in any one year with respect to our CEO and each of the next four most highly compensated executive officers. Having considered the requirements of Section 162(m), the Committee believes that grants made pursuant to the 2010 Restated Stock Option Plan meet the requirements that such grants be “performance based” and are, therefore, exempt from the limitations on deductibility. Historically, the combined salary and bonus of each executive officer has been below the $1,000,000 limit. The Committee’s present intention is to maintain compensation below the $1,000,000 limit for the CEO and each of the next four most highly compensated executive officers unless it believes that to do so would not be in the best interest of the Company or its stockholders.

Williams Controls, Inc. 2008 Deferred Compensation Plan

The purpose of the Williams Controls, Inc. 2008 Deferred Compensation Plan (the “2008 Plan”) is to (i) provide deferred compensation to select management and highly compensated employees of the Company (“Eligible Executives”) and members of the Company’s Board of Directors; (ii) permit Eligible Executives to elect to defer a percentage of their base compensation and/or bonus compensation; and (iii) permit members of the Company’s Board of Directors to elect to defer a portion of their board and committee fees. The 2008 Plan is intended to be “nonqualified” for federal tax purposes, meaning it is not intended to meet the requirements under Section 401(a) of the Code. The 2008 Plan is intended to meet the requirements for nonqualified deferred compensation under Section 409A of the Code. The 2008 Plan is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), as well as the laws of the State of Oregon to the extent they are not preempted by ERISA.

The 2008 Plan is administered by the Committee. The Company Board designates the individuals who are “Eligible Executives” under the 2008 Plan, and may change such designations from time to time in its sole discretion. Each calendar year, each director may elect to defer up to 50% of its board and committee fees, and each Eligible Executive may elect to defer up to 50% of its base compensation and/or bonus compensation. Deferral elections must be made on or before December 31 of the applicable year. Amounts deferred will be 100% vested at all times, unless they are specifically tied to a vesting schedule at the time of contribution. In connection with the deferral election, 2008 Plan participants must elect when to receive payment of their deferred amounts. Participants may elect to receive payments in a lump sum or in annual installments over a period not to exceed five years. The Company Board may prospectively amend or terminate the 2008 Plan at any time in its sole discretion.

Summary Compensation Table

The following table sets forth information regarding compensation earned by our Chief Executive Officer, Chief Financial Officer and the three other most highly compensated executive officers during fiscal 2010 through 2012.

Name and Principal Position	Year	Salary ($)		Stock Awards ($) (2)		Option Awards ($) (3)		Non-Equity Incentive Plan Compensation ($)		All Other Compensation ($) (4)		Total ($)
Patrick W. Cavanagh	2012	$312,000	(1)	$129,000	(5)	$—		$270,665		$20,199	(6)	$731,864
President and Chief Executive Officer	2011	300,000	(1)	415,525	(7)	—		281,295		19,119	(8)	1,015,939
	2010	252,861	(1)	—		353,532	(9)	209,874		18,003	(10)	834,270
Dennis E. Bunday	2012	211,150	(1)	86,000	(11)	—		104,595		12,736	(12)	414,481
Executive Vice President and	2011	205,000	(1)	171,600	(13)	—		102,628		12,441	(14)	491,669
Chief Financial Officer	2010	184,922	(1)	—		187,039	(15)	77,216		12,357	(16)	461,534
Mark S. Koenen	2012	169,229	(1)	43,000	(17)	—		57,644		11,838	(18)	281,711
Vice President, Sales and Marketing	2011	164,300	(1)	85,800	(19)	—		70,452		12,694	(20)	333,246
	2010	150,861	(1)	—		95,295	(21)	51,311		12,422	(22)	309,889
Kenneth D. Hendrickson	2012	133,900		32,250	(23)	—		34,415		6,733		207,298
Vice President, Manufacturing	2011	120,283	(24)	72,300	(25)	—		27,574	(26)	5,914		226,071
Scott J. Thiel	2012	89,823	(27)	—		—		—		69,581	(28)	159,404
Former Vice President,	2011	143,100		64,400	(29)	—		50,689		7,752		265,941
Engineering and Development	2010	131,365		—		105,628	(30)	38,594		6,798		282,385
Gary A. Hafner	2012	—		—		—		—		68,000	(31)	68,000
Former Vice President,	2011	68,000	(32)	—		—		—		70,720	(33)	138,720
Global Manufacturing	2010	132,339		—		37,068	(34)	38,366		6,828		214,601

(1)	In accordance with the terms of their respective employment agreements, a portion of the executives’ base salary was payable in shares of the Company’s common stock, valued based on the average trading price of the Company’s common stock for the 30 days immediately preceding payment. Amounts paid in common stock of the Company for each named executive officer were as follows:

•

Patrick W. Cavanagh: 7% of base salary, equal to (i) 1,973 shares of common stock at $11.07 per share in fiscal 2012; (ii) 1,783 shares of common stock at $11.77 per share in fiscal 2011; and (iii) 2,196 shares of common stock at $8.92 per share in fiscal 2010.

•

Dennis E. Bunday: $5,000 of base salary, equal to (i) 451 shares of common stock at $11.07 per share in fiscal 2012; (ii) 424 shares of common stock at $11.77 per share in fiscal 2011; and (iii) 560 shares of common stock at $8.92 per share in fiscal 2010.

•

Mark S. Koenen: $3,000 of base salary, equal to (i) 271 shares of common stock at $11.07 per share in fiscal 2012; (ii) 254 shares of common stock at $11.77 per share in fiscal 2011; and (iii) 336 shares of common stock at $8.92 per share in fiscal 2010.

(2)	The amounts set forth in “Stock Awards” represent the grant date fair value of restricted stock grants awarded under our 2010 Restated Stock Option Plan, calculated in accordance with FASB ASC Topic 718. Each award has a four year vesting period. These amounts may not correspond to the actual value eventually realized by each named executive officer.
(3)	The amounts set forth in “Option Awards” are the grant date fair value calculated in accordance with FASB ASC Topic 718. These amounts may not correspond to the actual value eventually realized by each named executive officer. Assumptions used in the calculation of these amounts are described in Note 11 of the Company’s consolidated financial statements for the year ended September 30, 2012.
(4)	Represents contributions from the Company to each of the named executive’s 401(k) accounts.
(5)	Represents the aggregate fair market value of restricted stock of 12,000 shares granted September 18, 2012 at a grant price of $10.75. Each award has a four year vesting period. These amounts may not correspond to the actual value eventually realized by the named executive officer.
(6)	Includes interest earned of $10,199 for fiscal 2012 under the Company’s 2008 Deferred Compensation Plan.

(7)	Represents the aggregate fair market value of restricted stock of 25,000 shares granted March 10, 2011 at a grant price of $11.49 per share and 12,000 shares granted September 27, 2011 at a grant price of $10.70. Each award has a four year vesting period. These amounts may not correspond to the actual value eventually realized by the named executive officer.
(8)	Includes interest earned of $9,319 for fiscal 2011 under the Company’s 2008 Deferred Compensation Plan.
(9)	Represents the aggregate fair market value of options to purchase 66,000 shares of common stock granted March 15, 2010, with an exercise price of $7.95 per share and options to purchase 23,267 shares of common stock granted September 14, 2010, with an exercise price of $9.10 per share.
(10)	Includes interest earned of $8,203 for fiscal 2010 under the Company’s 2008 Deferred Compensation Plan.
(11)	Represents the aggregate fair market value of restricted stock of 8,000 shares granted September 18, 2012 at a grant price of $10.75. Each award has a four year vesting period. These amounts may not correspond to the actual value eventually realized by the named executive officer.
(12)	Includes interest earned of $2,736 for fiscal 2012 under the Company’s 2008 Deferred Compensation Plan.
(13)	Represents the aggregate fair market value of restricted stock of 8,000 shares granted December 3, 2010 at a grant price of $10.75 per share and 8,000 shares granted September 27, 2011 at a grant price of $10.70. Each award has a four year vesting period. These amounts may not correspond to the actual value eventually realized by the named executive officer.
(14)	Includes interest earned of $2,641 for fiscal 2011 under the Company’s 2008 Deferred Compensation Plan.
(15)	Represents the aggregate fair market value of options to purchase 30,000 shares of common stock granted October 30, 2009, with an exercise price of $8.54 per share and options to purchase 14,500 shares of common stock granted September 14, 2010, with an exercise price of $9.10 per share.
(16)	Includes interest earned of $2,557 for fiscal 2010 under the Company’s 2008 Deferred Compensation Plan.
(17)	Represents the aggregate fair market value of restricted stock of 4,000 shares granted September 18, 2012 at a grant price of $10.75. Each award has a four year vesting period. These amounts may not correspond to the actual value eventually realized by the named executive officer.
(18)	Includes $2,764 for fiscal 2012 of taxable fringe benefit for unused auto mileage allowance.
(19)	Represents the aggregate fair market value of restricted stock of 4,000 shares granted December 3, 2010 at a grant price of $10.75 per share and 4,000 shares granted September 27, 2011 at a grant price of $10.70. Each award has a four year vesting period. These amounts may not correspond to the actual value eventually realized by the named executive officer.
(20)	Includes $3,304 for fiscal 2012 of taxable fringe benefit for unused auto mileage allowance.
(21)	Represents the aggregate fair market value of options to purchase 15,000 shares of common stock granted October 30, 2009, with an exercise price of $8.54 per share and options to purchase 7,683 shares of common stock granted September 14, 2010, with an exercise price of $9.10 per share.
(22)	Includes $4,335 for fiscal 2012 of taxable fringe benefit for unused auto mileage allowance.
(23)	Represents the aggregate fair market value of restricted stock of 3,000 shares granted September 18, 2012 at a grant price of $10.75. Each award has a four year vesting period. These amounts may not correspond to the actual value eventually realized by the named executive officer.
(24)	Mr. Hendrickson was appointed Vice President, Manufacturing effective April 1, 2011. Amount includes base salary of $65,000 as Vice President, Manufacturing from April 1, 2011 to September 30, 2011 and $55,283 during the portion of the year he was Director of Quality.
(25)	Represents the aggregate fair market value of restricted stock of 1,600 shares granted December 3, 2010 at a grant price of $10.75 per share, 2,000 shares granted April 1, 2011 at a grant price of $11.50 per share and 3,000 shares granted September 27, 2011 at a grant price of $10.70. Each award has a four year vesting period. These amounts may not correspond to the actual value eventually realized by the named executive officer.

(26)	Represents Mr. Hendrickson’s non-equity incentive plan compensation earned for fiscal 2011. Amount includes $19,346 as Vice President, Manufacturing and $8,228 as Director of Quality.
(27)	Mr. Thiel resigned from the Company on May 4, 2012. This amount represents salary earned from October 1, 2011 to his resignation date.
(28)	Includes $56,139 of cash severance received by Mr. Thiel from his resignation date on May 4, 2012 through the end of the fiscal year. Also includes $9,849 related to the payout of paid-time-off on his resignation date.
(29)	Represents the aggregate fair market value of restricted stock of 4,000 shares granted December 3, 2010 at a grant price of $10.75 per share and 2,000 shares granted September 27, 2011 at a grant price of $10.70. Each award has a four year vesting period. These amounts may not correspond to the actual value eventually realized by the named executive officer.
(30)	Represents the aggregate fair market value of options to purchase 20,000 shares of common stock granted October 30, 2009, with an exercise price of $8.54 per share and options to purchase 5,017 shares of common stock granted September 14, 2010, with an exercise price of $9.10 per share.
(31)	Represents cash severance related to Mr. Hafner’s retirement on March 31, 2011 for the period from October 1, 2011 to March 31, 2012.
(32)	Mr. Hafner retired from the Company on March 31, 2011. This amount represents salary earned from October 1, 2010 to his retirement date.
(33)	Includes $68,000 of cash severance received by Mr. Hafner from his retirement date on March 31, 2011 through the end of fiscal year 2011.
(34)	Represents the aggregate fair market value of options to purchase 6,000 shares of common stock granted October 30, 2009, with an exercise price of $8.54 per share and options to purchase 2,817 shares of common stock granted September 14, 2010, with an exercise price of $9.10 per share.

Employment Agreements

The Company has entered into written employment agreements with each of its named executive officers. Certain terms of each such employment agreement are summarized below.

Patrick W. Cavanagh. We entered into an employment agreement with Mr. Cavanagh, our President and Chief Executive Officer, on July 19, 2004. In October 2012, subsequent to year-end, we entered into the first amendment to Mr. Cavanagh’s employment agreement. Under the amended employment agreement, the Company is required to pay Mr. Cavanagh a base salary of $321,360,000 per year, up to seven percent of which may be paid, in the Company’s discretion, in the form of shares of the Company’s common stock. The employment agreement further provides that the Company Board will annually review Mr. Cavanagh’s salary. Mr. Cavanagh is also entitled to participate in the Company’s annual bonus program, with his target annual bonus equal to 95% of his base salary, payable based on target parameters established annually by the Company Board. However, Mr. Cavanagh can earn a maximum of 167% of his base salary if all bonus targets are exceeded by pre-determined levels during the year.

To the extent the annual bonus exceeds 100% of Mr. Cavanagh’s base salary for any fiscal year, our Board of Directors may, in its sole discretion, satisfy its payment obligations for any amounts over 100% of the base salary by paying in the form of cash or in shares of our common stock valued based on the average trading price 30 days immediately preceding the payment of the annual bonus. He is also entitled to receive employee benefits including, among others, those available to other employees of Williams Controls, reimbursement of expenses incurred in connection with his duties as our Chief Executive Officer and certain medical benefits.

Mr. Cavanagh is an employee at-will, meaning either the Company or Mr. Cavanagh may terminate his employment at any time, for any or no reason. However, if Mr. Cavanagh is terminated without “cause” or resigns for “good reason,” as such terms are defined in his employment agreement, or if he is terminated by reason of his death, Mr. Cavanagh is entitled to receive severance pay equal to one and one half years of his base salary, unless he provides less than 30 days’ notice of his resignation, whereupon (other than in termination upon death or a change in control) he will not be entitled to severance benefits. Mr. Cavanagh’s employment agreement also provides that Mr. Cavanagh will not, for a period of one year from his termination, engage in certain activities in competition with the Company.

Dennis E. Bunday. We entered into an employment agreement with Mr. Bunday, our Executive Vice President, Chief Financial Officer and Secretary, on March 8, 2007, which superseded his prior agreement. In October 2012, subsequent to year-end, we entered into the first amendment to Mr. Bunday’s employment agreement. Under the amended agreement we are required to pay Mr. Bunday a base salary of $217,485 per year. A portion of the base salary equal to $5,000 is payable in the form of shares of our common stock. The employment agreement entitles us to adjust Mr. Bunday’s base salary upward without formally amending the employment agreement. Mr. Bunday is also entitled to participate in the Company’s annual bonus program, with his target annual bonus equal to 50% of his base salary, payable based on target parameters established annually by the Company Board. However, Mr. Bunday can earn up to 90% of his base salary if all bonus targets are exceeded by predetermined levels during the year. Mr. Bunday’s employment agreement further provides that he is entitled to employee benefits generally available to similarly situated employees to the extent and on the same terms generally available to the Company’s similarly situated employees and certain other medical benefits. Mr. Bunday is an employee at-will, meaning either the Company or Mr. Bunday may terminate his employment at any time, for any or no reason. However, if Mr. Bunday is terminated without “cause” or resigns for “good reason,” as such terms are defined in his employment agreement, or if he is terminated by reason of his death, Mr. Bunday is entitled to receive severance pay equal to one year of his base salary (or one and one half years of his base salary if such termination or resignation occurs prior to or more than 24 months after a change in control), unless he provides less than 30 days’ notice of his resignation, whereupon (other than in termination upon death or change in control) he will not be entitled to severance benefits. Mr. Bunday’s employment agreement also provides that Mr. Bunday will not, while he is receiving severance benefits, engage in certain activities in competition with the Company.

Mark S. Koenen. We entered into an employment agreement with Mr. Koenen, our Vice President of Sales and Marketing, on March 8, 2007. Under the employment agreement, we were initially required to pay Mr. Koenen a base salary of $130,000 per year. A portion of the base salary equal to $3,000 is payable in the form of share of our common stock. The employment agreement entitles the Company Board to adjust Mr. Koenen’s base salary without formally amending the employment agreement. Mr. Koenen’s salary has been reviewed several times and most recently his base salary was increased 3.0% from $161,300 to $166,229 effective for fiscal 2012. Mr. Koenen is also entitled to participate in the Company’s annual bonus program, with his target annual bonus equal to 40% of his base salary, payable based on target parameters established annually by the Company Board. However, the Company Board may in its discretion increase Mr. Koenen’s annual bonus to 60% of his base salary if our Board of Directors determines that the Company has seen extraordinary performance for the year. Mr. Koenen’s employment agreement further provides that he is entitled to employee benefits generally available to similarly situated employees to the extent and on the same terms generally available to the Company’s similarly situated employees. Mr. Koenen is an employee at-will, meaning either the Company or Mr. Koenen may terminate his employment at any time, for any or no reason. However, if Mr. Koenen is terminated without “cause” or resigns for “good reason,” as such terms are defined in his employment agreement, or if he is terminated due to his death, Mr. Koenen is entitled to receive severance pay equal to one year of his base salary, unless he provides less than 30 days’ notice of his resignation, whereupon (other than in termination upon death) he will not be entitled to severance benefits. Mr. Koenen’s employment agreement also provides that Mr. Koenen will not, while he is receiving severance benefits, engage in certain activities in competition with the Company.

Kenneth D. Hendrickson. We entered into an employment agreement with Mr. Hendrickson, our Vice President of Manufacturing, effective April 1, 2011. Under the employment agreement, we are initially required to pay Mr. Hendrickson a base salary of $130,000 per year. The employment agreement entitles us to adjust Mr. Hendrickson’s base salary without formally amending the employment agreement. Effective for fiscal 2012, the Committee approved an increase in Mr. Hendrickson’s base pay of 3% from $130,000 to $133,900. Mr. Hendrickson is also entitled to participate in the Company’s annual bonus program, His target percentage is specified in the agreement; however management recommended, and the Committee approved, an initial target percentage of 30% of base salary payable based on target parameters established annually by the Company Board. However, the Company Board may in its discretion, increase Mr. Hendrickson’s annual bonus to 45% of his base salary if the Company Board determines that the Company has seen extraordinary performance for the year. Mr. Hendrickson’s employment agreement further provides that he is entitled to employee benefits generally available to similarly situated employees to the extent and on the same terms generally available to the Company’s similarly situated employees. Mr. Hendrickson is an employee at-will, meaning either the Company or Mr. Hendrickson may terminate his employment at any time, for any or no reason. However, if Mr. Hendrickson is terminated without

“cause” or resigns for “good reason,” as such terms are defined in his employment agreement, or if he is terminated due to his death, Mr. Hendrickson is entitled to receive severance pay equal to one year of his base salary, unless he provides less than 30 days’ notice of his resignation, whereupon (other than in termination upon death) he will not be entitled to severance benefits. Mr. Hendrickson’s employment agreement also provides that Mr. Hendrickson will not, while he is receiving severance benefits, engage in certain activities in competition with the Company.

Scott J. Thiel. We entered into an employment agreement with Mr. Thiel, our Vice President of Engineering and Development, on January 15, 2008. Mr. Thiel left the Company in May 2012. Under his employment agreement, we were initially required to pay Mr. Thiel a base salary of $115,000 per year. The employment agreement entitled us to adjust Mr. Thiel’s base salary without formally amending the employment agreement. Mr. Thiel’s salary had been reviewed several times and most recently his base salary was increased 2.0% from $143,100 to $145,962 effective for fiscal 2012. Mr. Thiel was also entitled to participate in the Company’s annual bonus program, with his target annual bonus equal to 35% of his base salary, payable based on target parameters established annually by the Company Board. However, Mr. Thiel could earn up to 53% of his base salary if all bonus targets are exceeded by pre-determined levels during the year. Mr. Thiel’s employment agreement further provided that he is entitled to employee benefits generally available to similarly situated employees to the extent and on the same terms generally available to the Company’s similarly situated employees. Mr. Thiel is an employee at-will, meaning either the Company or Mr. Thiel may terminate his employment at any time, for any or no reason. However, if Mr. Thiel is terminated without “cause” or resigns for “good reason,” as such terms are defined in his employment agreement, or if he is terminated due to his death, Mr. Thiel is entitled to receive severance pay equal to one year of his base salary, unless he provides less than 30 days’ notice of his resignation, whereupon (other than in termination upon death) he will not be entitled to severance benefits. Mr. Thiel’s employment agreement also provides that Mr. Thiel will not, while he is receiving severance benefits, engage in certain activities in competition with the Company. Mr. Thiel was terminated without cause in May 2012 and is receiving severance benefits in accordance with his employment agreement.

Gary A. Hafner. Mr. Hafner, our prior Vice President of Global Manufacturing, retired from the Company effective March 31, 2011. We had entered into an employment agreement with Mr. Hafner on March 8, 2007. Under the employment agreement, we were initially required to pay Mr. Hafner a base salary of $122,000 per year. The employment agreement entitled the Company Board to adjust Mr. Hafner’s base salary without formally amending the employment agreement. Mr. Hafner’s salary has been reviewed several times and his base salary at the time of his retirement was $136,000. Mr. Hafner was also entitled to participate in the Company’s annual bonus program, with his target annual bonus equal to 35% of his base salary, payable based on target parameters established annually by our Board of Directors. However, the Company Board could, in its discretion, increase Mr. Hafner’s annual bonus to 53% of his base salary if the Company Board determined that the Company had seen extraordinary performance for the year. As Mr. Hafner was not a qualified employee for purposes of his discretionary annual bonus, Mr. Hafner did not receive a bonus under that program for fiscal 2011. Mr. Hafner’s employment agreement further provided that he was entitled to employee benefits generally available to similarly situated employees to the extent and on the same terms generally available to the Company’s similarly situated employees. Mr. Hafner was an employee at-will, meaning either the Company or Mr. Hafner could terminate his employment at any time, for any or no reason. However, if Mr. Hafner was terminated without “cause” or resigned for “good reason,” as such terms were defined in his employment agreement, or if he was terminated due to his death, Mr. Hafner was entitled to receive severance pay equal to one year of his base salary, unless he provided less than 30 days’ notice of his resignation, whereupon (other than in termination upon death) he was entitled to severance benefits. Mr. Hafner’s employment agreement also provided that Mr. Hafner would not, while he was receiving severance benefits, engage in certain activities in competition with the Company. Mr. Hafner retired effective March 31, 2011 and in recognition of his valuable years of service to the Company the Committee elected to pay him under an informal agreement one years’ base salary and coverage under the Company’s medical plan not required under his employment agreement.

Grants Of Plan-Based Awards

The Committee approved awards under our 2010 Restated Stock Option Plan and set forth below is information regarding awards granted during fiscal 2012.

Name	Grant Date	All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)
Patrick W. Cavanagh	9/18/12	12,000	—	—
Dennis E. Bunday	9/18/12	8,000	—	—
Mark S. Koenen	9/18/12	4,000	—	—
Kenneth D. Hendrickson	9/18/12	3,000	—	—

2010 Restated Stock Option Plan

Our 2010 Restated Stock Option Plan, as amended, or the “Plan,” is administered by the Committee. The Employee Plan is designed to (i) induce qualified persons to become employees and/or officers of the Company, (ii) reward such persons for past service to the Company, (iii) encourage such persons to remain in the employ of the Company or associated with the Company, and (iv) provide additional incentive for such persons to put forth maximum efforts for the success of the business of the Company. As of September 30, 2012, there were 1,170,000 shares of common stock authorized for option or restricted stock grants under the Employee Plan.

Outstanding Equity Awards At Fiscal Year-End

The following table summarizes the outstanding equity award holdings held by our named executive officers as of September 30, 2012.

	Option Awards				Stock Awards
	Number of	Number of			Number of	Market Value
	Securities	Securities			Shares or	of Shares
	Underlying	Underlying			Units of	or Units of
	Unexercised	Unexercised	Option		Stock That	Stock That
	Options	Options	Exercise	Option	Have Not	Have Not
	(#)	(#)	Price	Expiration	Vested	Vested
Name	Exercisable	Unexercisable	($)	Date	(#)	($)(1)
Patrick W. Cavanagh	100,666	—	7.20	10/1/14	—	—
	24,600	39,600	7.95	3/15/20	—	—
	20,165	3,102	9.10	9/14/20	—	—
	—	—	—	—	39,750	612,945
Dennis E. Bunday	10,666	—	3.96	7/31/13	—	—
	8,333	—	8.22	10/1/15	—	—
	5,001	—	14.03	10/11/16	—	—
	25,000	—	17.69	2/28/17	—	—
	15,000	—	18.05	9/27/17	—	—
	16,000	4,000	13.17	9/25/18	—	—
	12,000	18,000	8.54	10/30/19	—	—
	12,567	1,933	9.10	9/14/20	—	—
	—	—	—	—	20,000	308,400
Mark S. Koenen	26,666	—	4.62	3/26/14	—	—
	2,500	—	8.22	10/1/15	—	—
	1,000	—	14.03	10/11/16	—	—
	5,000	—	17.69	2/28/17	—	—
	8,000	2,000	13.57	6/11/18	—	—
	6,000	9,000	8.54	10/30/19	—	—
	6,659	1,024	9.10	9/14/20	—	—
	—	—	—	—	10,000	154,200
Kenneth D. Hendrickson	10,000	—	18.05	9/27/17
	4,000	1,000	13.57	6/11/18
	2,400	3,600	8.54	10/30/19
	1,820	280	9.10	9/14/20
	—	—	—	—	7,950	122,589
Scott J. Thiel (2)	—	—	—	—	—	—
Gary A. Hafner (3)	—	—	—	—	—	—

(1)	The market value of stock awards that have not vested represents the number of shares not yet vested at a market price of $15.42, which represents the acquisition price from the merger agreement with Curtiss-Wright Corporation that was entered into subsequent to September 30, 2012. The market value of stock awards that have not vested on September 30, 2012, for Messrs. Cavanagh, Bunday, Koenen and Hendrickson were $418,568, $210,600, $105,300, and $83,714, respectively, based on a closing shares price of $10.53, which was the closing market price on September 28, 2012.
(2)	Mr. Thiel resigned from the Company on May 4, 2012 and pursuant to the terms of his option agreements any option exercises were to be completed within 90 days of his resignation date.
(3)	Mr. Hafner retired from the Company on March 31, 2011 and pursuant to the terms of his option agreements any option exercises were to be completed within 90 days of his retirement date.

Option Exercises and Stock Vested

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Patrick W. Cavanagh	66,000	$355,870	9,250	$100,213
Dennis E. Bunday	31,000	268,640	4,000	43,260
Mark S. Koenen	16,666	133,684	2,000	21,630
Kenneth D. Hendrickson	—	—	1,650	17,845
Scott J. Thiel	13,346	31,437	—	—
Gary A. Hafner	—	—	—	—

Pension Benefits

Only one of our named executive officers, Mark S. Koenen, is entitled to pension benefits, which he earned under a pension plan frozen by the Company in 2001. The following table summarizes the pension benefits payable to Mr. Koenen:

Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit ($)	Payments During Last Fiscal Year ($)
Patrick W. Cavanagh	—	—	—	—
Dennis E. Bunday	—	—	—	—
Mark S. Koenen	Williams Controls, Inc. Retirement Income Plan	8.00	50,467	—
Scott J. Thiel	—	—	—	—
Kenneth D. Hendrickson	—	—	—	—
Gary A. Hafner	—	—	—	—

Potential Payments Upon Termination or Change in Control

This section explains the payments and benefits to which the named executive officers are entitled in various terminations of employment scenarios. These are hypothetical situations only, as we currently employ all of our named executive officers. For purposes of this explanation, we have assumed that termination of employment and change-in-control occurred on September 30, 2012, the last day of our 2012 fiscal year.

We have entered into employment agreements with each of our named executive officer that define, among other things benefits payable in the event of termination including a termination in conjunction with a change in control. Under these agreements, we provide certain benefits to the named executive officers if their employment is involuntarily terminated in conjunction with a change in control. These benefits are designed to provide executive officers with an incentive to remain in our employ if we engage in, or are threatened with, a change in control transaction, and to maintain a total compensation program that is competitive with companies with which we compete for executive talent. Change in control benefits generally consist of a lump sum cash payments and COBRA health insurance continuation. In the event of a change in control which either does or does not result in termination unvested stock option awards are also accelerated.

In our agreements, “involuntary termination” generally includes the named executive officer’s involuntary dismissal (other than for cause), a material reduction in duties, a material reduction in compensation or a relocation of the Named Executive Officer’s principal place of employment by more than 50 miles. “Cause” generally includes fraud or other intentional misconduct adversely and materially affecting the Company’s business reputation.

The following table shows the estimated change in control benefits that would have been payable to the named executive officers if a change in control had occurred on November 14, 2012 (the day before the Curtiss-Wright tender offer was launched) and each officer’s employment was involuntarily terminated on that date without cause.

Name	Cash Severance Benefit ($)		Insurance Continuation ($) (1)	Stock Option Acceleration ($) (2)	Restricted Stock Vesting ($) (2)	Total ($)
Patrick W. Cavanagh	482,000	(3)	11,973	315,417	612,945	1,422,375
Dennis E. Bunday	326,00	(3)	11,973	103,417	308,400	749,790
Mark S. Koenen	174,306	(4)	16,716	51,452	154,200	396,674
Kenneth D. Hendrickson	137,917	(4)	16,716	20,132	122,589	297,354
Scott J. Thiel	89,823	(5)	—	—	—	89,823
Gary A. Hafner	—		—	—	—	—

(1)	If cash severance benefits are triggered, the severance-related provisions in the employment agreements for all named executive officers also provide for continuation of health insurance benefits paid by us for the period of the cash severance period. Assuming a change of control occurred on September 30, 2012, the insurance continuation amounts would be $11,370 for Messrs. Cavanagh and Bunday and $15,857 for Messrs. Koenen and Hendrickson.
(2)	If a change in control occurs or we are acquired by merger or sale of substantially all of our assets or outstanding stock, the provisions of the 2010 Restated Stock Option Plan provide that all outstanding unexercisable options for all option holders or unvested restricted stock, including the named executives, will immediately become exercisable or vested. Because the options accelerated or restricted stock vesting would have a value of the acquisition price of the common stock of the Company at the date of the change in control or acquisition or merger, the amounts in the above table represent the aggregate value as of November 14, 2012 of each named executive officer’s outstanding unexercisable options or unvested restricted stock assuming the acquisition price of $15.42 per share reflected in the merger agreement with Curtiss-Wright Corporation. In the event a change in control had occurred on September 30, 2012, the stock option acceleration amounts would be $315,417 for Mr. Cavanagh, $145,057 for Mr. Bunday, $72,092 for Mr. Koenen and $28,388 for Mr. Hendrickson.

(3)	Cash severance benefits for Mr. Cavanagh and Mr. Bunday equal 18 months base salary. Assuming a change in control occurred on September 30, 2012, cash severance benefits would be $468,000 for Mr. Cavanagh and $211,150 for Mr. Bunday.
(4)	Cash severance benefits for Mr. Koenen, Mr. Thiel and Mr. Hendrickson equals 12 months base salary. Assuming a change in control occurred on September 30, 2012, cash severance benefits would be $169,229 for Mr. Koenen and $133,900 for Mr. Hendrickson.
(5)	Mr. Thiel resigned from the Company effective May 4, 2012. This amount represents the remaining amount owed to Mr. Hafner as of September 30, 2012.

We have defined the events that would trigger severance rights in a manner that we believe is reasonable and consistent with current, conventional market practices. For example, the definition of “Good Reason” contained in our employment and change in control agreements is intended to be limited to true circumstances of constructive discharge and includes notice and opportunity to cure provisions, so that severance rights are not triggered by us inadvertently.

Similarly, all of the severance commitments regarding change in control arrangements in our employment agreements are of the “double trigger” variety — that is, in order for a severance obligation to arise, there must occur both a change in control and an affirmative action by us to terminate (or constructively terminate) an executive’s employment. Finally, any severance obligation arising under our employment and change in control agreements is conditioned on the affected executive’s execution of a release of claims against us and our affiliates.

Compensation Committee Report

The Compensation Committee of Williams Controls has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management and, based on such review and discussions, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement.

THE COMPENSATION COMMITTEE:

Donn J. Viola, Chairman

R. Eugene Goodson

Peter E. Salas

DIRECTOR COMPENSATION

Each non-employee director of the Company receives a fee of $30,000 per year for service on the Board of Directors. This fee covers all customary activities and services provided with respect to serving on the Board of Directors and any related committees, including the attendance of meetings. The Company also reimburses its directors for reasonable costs incurred to attend board and committee meetings.

Each non-employee director of the Company is eligible to defer up to 50% of their annual director fees under the Company’s 2008 Deferred Compensation Plan. During fiscal 2012 no Director deferred any board fees under the 2008 Deferred Compensation Plan.

At the February 24, 2010 Annual Meeting, the Stockholders approved the 2010 Restated Formula Stock Option Plan for Non-Employee Directors (the “Formula Plan”), which amend and restated the 1995 Formula Stock Option Plan for Non-Employee Directors. For the fiscal year ended September 30, 2012, each non-employee director, with the exception of Carlos P. Salas, received a non-statutory stock option exercisable for ten years to purchase up to 1,666 shares of Common Stock at $11.10 per share.

We do not pay any additional compensation to any director who is also an employee of Williams Controls for their services as a director.

The following table shows the compensation paid to the non-employee members of the Board of Directors during the year ended September 30, 2012:

Name	Fees Earned or Paid in Cash ($)	Option Awards (1) ($)	All Other Compensation ($)		Total ($)
R. Eugene Goodson	30,000	4,781	952	(2)	35,733
Samuel H. Greenawalt	30,000	4,781	—		34,781
Douglas E. Hailey	30,000	4,781	—		34,781
Carlos P. Salas (3)	12,500	—	—		12,500
Peter E. Salas	30,000	4,781	—		34,781
Donn J. Viola	30,000	4,781	—		34,781

(1)	On February 21, 2012, each non-employee director was awarded options to purchase 1,666 shares of Williams Controls’ stock at $11.10 per share under the Formula Plan, the closing price of Williams Controls’ common stock on that date as quoted on the NYSE Amex Stock Market. These options vest at the rate of 25% upon grant of the option and 25% each successive year for three years. The amounts in this column reflect the dollar amount to be recognized for financial statement reporting purposes. Assumptions used in the calculation of these amounts are described in Note 11 to the Company’s audited financial statements for the fiscal year ended September 30, 2012.
(2)	Includes interest related to director fees deferred under the 2008 Deferred Compensation Plan.
(3)	Mr. Carlos P. Salas did not stand for re-election at the February 21, 2012 Annual Meeting. Fees paid represent Mr. Carlos P. Salas’ director fees earned through February 2012.

No stock awards or non-equity incentive plan compensation were awarded to directors in 2012. Directors have no pension plan or nonqualified deferred compensation earnings, and receive no perquisites.